

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2012

Via E-mail
Warren Hosseinion, MD, Chief Executive Officer
Apollo Medical Holdings, Inc.
450 North Brand Blvd., Suite 600
Glendale, California 91203

> **Re: Apollo Medical Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-25809**

Dear Dr. Hosseinion:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended January 31, 2011

Exhibits

1. We note that Exhibits 10.1, 10.4, 10.7, 10.9, 10.10, 10.11, 10.14 and 10.15 appear to be missing exhibits, schedules or attachments. Please file these Exhibits in their entirety with your next amendment in accordance with Item 601(b)(10) of Regulation S-K.

2. Exhibits 10.12 and 10.13 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file your exhibits properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

3. Revise your exhibit index incorporation by reference information for Exhibits 3.3, 10.7 and 10.9 as appropriate. In this regard, we note that your index file dates do not appear to reconcile with the dates the filings were made.

Form 10-Q for Fiscal Quarter Ended October 31, 2011

4. Please note that our review will not be complete until the company amends its Form 10-Q for Fiscal Quarter Ended October 31, 2011 in accordance with Staff comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director